= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

    As filed with the Securities and Exchange Commission on December 20, 2002

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                   SCHEDULE TO
             Tender Offer Statement under Section 14(d)(1) or 13(e)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)
                      ------------------------------------

                         CHOICE ONE COMMUNICATIONS INC.
                      (Name of Subject Company - - Issuer)

                         CHOICE ONE COMMUNICATIONS INC.
                       (Name of Filing Person - - Offeror)

                     ---------------------------------------

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
                 ISSUED UNDER THE CHOICE ONE COMMUNICATIONS INC.
             1998 EMPLOYEE STOCK OPTION PLAN (May 2000 Restatement)
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                     ---------------------------------------

                                 AJAY SABHERWAL
          EXECUTIVE VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER
                         CHOICE ONE COMMUNICATIONS INC.
                         100 CHESTNUT STREET, SUITE 600
                            ROCHESTER, NEW YORK 14604
                             TELEPHONE: 585-246-4231
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

                     ---------------------------------------

                                   COPIES TO:

                              Deborah McLean Quinn
                                Nixon Peabody LLP
                           Clinton Square, Suite 1300
                            Rochester, New York 14604
                                  585-263-1307
                             Facsimile: 585-263-1600

/ X / CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a) (2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $57.96      FILING PARTY: Choice One Communications Inc.

FORM OR REGISTRATION NO. 005-59487  DATE FILED:       December 19, 2002

/  /     CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
         COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER
         OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

/  /     Third-party tender offer subject to Rule 14d-1.
/X /     Issuer tender offer subject to Rule 13e-4.
/  /     Going-private transaction subject to Rule 13e-3.
/  /     Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS
OF THE TENDER OFFER:      /  /


         This Amendment No.1 amends and supplements the Tender Offer Statement of Choice One Communications Inc. ("Choice One") on Schedule TO, filed with the Securities and Exchange Commission on December 19, 2002 (the "Tender Offer Statement"), relating to the Choice One Communications Inc. Offer to Exchange Certain Options to Purchase Common Stock, par value $.01 per share Issued Under the Choice One Communications Inc. 1998 Employee Stock Option Plan (May 2000 Restatement), as amended (the "Offer to Exchange"), dated December 19, 2002 and the related Election Letter (the "Election Letter"), which together with the Offer to Exchange constitute the "Offer").

         The purpose of this Amendment No. 1 is to file as exhibits hereto certain documents related to the Offer and a press release announcing the commencement of the Offer.

ITEM 12.         EXHIBITS.

EXHIBIT
NUMBER            DESCRIPTION
-------------     --------------------------------------------------------------

99.8 (a)(1). Choice One Communications Inc. Stock Option Exchange Program Withdrawal Package*


99.13 (a)(5). Press Release Announcing Commencement of the Choice One Communications Inc. Stock Option Exchange Program*


*Filed herewith






                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2002

                                     CHOICE ONE COMMUNICATIONS INC.



                                     By: /s/Ajay Sabherwal
                                          ------------------------
                                     Name: Ajay Sabherwal
                                     Title: Executive Vice President,
                                            Finance and Chief Financial Officer